Christopher Rowe – Chief Operating Officer

Mr. Christopher Rowe, CRD# 5562884, graduated with an Associate's Degree in Business Administration from Fullerton College. He is currently employed with Glendale Securities, Inc. as a Trader. Mr. Rowe has extensive operational experience in the manufacturing industry as the former, Chairman/President/CEO of Truss Systems & Supply, Inc., an engineering/construction firm headquartered in La Habra, CA. Since then, he has been involved in the financial services industry. In 2006, he began as a compliance officer and investment strategist for Western International Securities, a full service broker/dealer. At Western International Securities, Christopher oversaw the daily trades, correspondences, & strategies of over 250 licensed brokers and financial advisors. In 2009 Christopher elected to become an equities broker for the tech startup, Zecco Trading, Inc. At Zecco, he was promoted to the elite services division of the corporation, primarily dealing with the firm's highest net worth and highest revenue generating clients. Christopher was also on the small development team responsible for creating the firm's mobile trading platform which quickly became one of the highest rated financial apps in the Apple App Store. In this capacity, Chris was interviewed by Bloomberg Media for an article on broker communications with regards to social media. In 2011, Christopher left Zecco to start C.M.Rowe Financial LLC, a full-service wealth management firm registered in CA. From 2013 - present, Chris began working for Glendale Securities, Inc. and has maintained multiple roles involving: Registered Principal, market making, margins, OATS reconciliation, online platform development/integration, and NASDAQ OMX ACT/ORF/TRAQS trade comparison. He currently holds FINRA Series licenses: 7, 66, 24, 55, and